

July 16, 2013

Via E-mail
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

> **RE: The Home Depot, Inc.**
> **Form 10-K for the Year Ended February 3, 2013**
> **Filed March 28, 2013**
> **File No. 1-8207**

Dear Ms. Tomé:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Our Business, page 2
Net Sales of Major Product Groups, page 5

2. In your earnings calls and on pages 20 and 21, you discuss comparable store sales by department. However, the product groups for which you present sales information on page 5 appear to be highly aggregated in comparison. Please revise your disclosures on page 5 to breakout your product groups into smaller and more meaningful components, like your departments. Please also similarly include the product information required by ASC 280-10-50-40 in the footnotes to your financial statements.

Management's Discussion and Analysis, page 17
Executive Summary and Selected Consolidated Statement of Earnings Data, page 17

3. On page 19, you indicate that comparable store sales includes net sales at locations open
   greater than 12 months, including relocated and remodeled stores and excluding closed
   stores. Please disclose the percentage of your net sales that are online sales and state whether
   these online sales are included or excluded from comparable stores sales. If online sales are
   included in comparable store sales, please address the extent to which online sales impacted
   the increase or decrease in comparable store sales from period to period.

Critical Accounting Policies, page 24
Goodwill and Other Intangible Assets, page 26

4. We note your disclosures regarding your policy for goodwill and other intangible assets. In
   the interest of providing readers with a better insight into management's judgments in
   accounting for goodwill, please disclose the level of your business that represents the
   reporting unit level used for goodwill impairment assessment purposes. For any reporting
   units with a fair value not substantially in excess of its carry value, please provide the
   following disclosures for each of these reporting units:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent
     evaluation;
   - The amount of goodwill; and
   - A description of the assumptions that drive the estimated fair value.
   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial
   Reporting Codification for guidance.

1. Summary of Significant Accounting Policies, page 35
Services Revenues, page 36

5. Please tell us whether you offer extended protection or warranty plans for your products. If
   so, please enhance your disclosure to include your accounting policy for recognizing
   revenues related to these extended protection or warranty plans.

Segment Information, page 39

6. You indicate that you operate in a single reportable segment primarily in North America.
   Please help us understand how you determined your operating segments pursuant to ASC
   280-10-50-1 through 50-9 as well as your reportable segment pursuant to ASC 280-10-50-10.
   Please tell us how you determined that it was appropriate to aggregate your operating
   segments based on ASC 280-10-50-11 through 50-19.

7. Based on the senior leadership team on your website, it appears that you have Presidents for
   Northern, Western and Southern Divisions within the United States as well as an Executive

Vice President – U.S. Stores. It also appears that there are Presidents for Canada and Mexico as well. Please provide us with an organization chart that shows these individuals and discusses their responsibilities.

8. Please tell us the nature and purpose of any discrete financial information that the chief operating decision maker and/or the Board of Directors receives by:
   - Region inside the United States, such as for your Northern, Western and Southern Divisions, and/or
   - Country, such as for the United States, Canada and Mexico.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief